August 20, 2010

Brian Cascio, Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:           Arrhythmia Research Technology, Inc.
Form 10-Q for the fiscal year ended June 30, 2010
Filed August 16, 2010
File No. 001-09731

Dear Mr. Cascio:

On behalf of Arrhythmia Research Technology, Inc. (the “Company”), we are transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or the “Staff”) dated August 17, 2010 concerning the Company’s Form 10-Q for the fiscal quarter ended June 30, 2010.  As requested, we will revise the Company’s future filings in response to the Staff’s comments as indicated below.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response and/or information requested.

Form 10-Q for the fiscal quarter ended June 30, 2010

Consolidated Financial Statements

Note 4.  Business Combination Activities, page 5

1.
We see that the options and common stock issued as consideration for the purchase of RMDDx Corporation was placed in escrow and is released and vested based upon the achievement of certain performance targets.  Please clarify if how accounted for the amounts as contingent consideration under FASB ASC 805-30-25-5 and 6.  In this regard, tell us if you have recorded the contingent consideration as a liability or equity, as discussed in the accounting literature.

The shares and options issued were accounted for as contingent consideration in accordance with 805-30-25. In accordance with 815-40-25-1b the consideration was recorded as equity as the contract settles in shares and therefore is an equity instrument. In addition, in accordance with 805-40-25-4b, the contract requires net share settlement and shall therefore be initially classified as equity.

2.
In future filings please include a description of the reasons why the purchase of RMDDx resulted in a bargain purchase gain.  For example, explain why you believe the former owners were willing to sell RMDDx at a discount from fair value.  Please tell us whether the transaction resulted from a forced sale in which the seller is acting under compulsion.  Refer to FASB ASC 805-30-50-1(f).  Please provide us with a sample of your revised disclosure.

RMDDx was not a forced sale as discussed in 805-30-25-3.  During the due diligence process, the former owners communicated several factors as to their decision to enter into this transaction.  Those factors related to the synergies in the combined entity, the industry knowledge of the Company, stock traded on a large exchange, and the Company’s clean balance sheet and experienced management team.  To the best of management’s knowledge, other financing arrangements were available to RMDDx if the transaction was not executed.

Our revised disclosure would include the following additional information:

As defined by FASB ASC 805-30-25, the purchase of RMDDx was not a forced sale in which the seller acted under compulsion.  The discount to fair value relates to sellers belief in the future value of the combined entity exceeding the current value of the consideration.

3.
As a related matter, tell us how you performed the reassessment of whether you correctly identified all of the assets acquired and all of the liabilities assumed before recognizing the gain on the purchase.  Refer to FASB ASC 805-30-25-4 and FASB ASC 805-30-30-4 through 30-6.

Before recognizing a gain on a bargain purchase, management reassessed the methods used in the purchase accounting.  Management verified that it had identified all of the assets acquired and all of the liabilities assumed, and that there were no additional assets or liabilities to be considered.  In accordance with 805-30-30-5 management re-evaluated the acquisition date fair value of the identifiable assets acquired and liabilities assumed, confirmed that there was not a noncontrolling interest in the acquiree, the acquisition was not achieved in stages and fair value of the contingent consideration transferred is appropriate.  The objective of management’s review was to ensure that at the date of acquisition the measurements appropriately reflect consideration of all available information.

4.
We see the RMDDx’s business is currently devoted to the development of remote wireless medical technology for heart monitors.  Please tell us how you considered that you acquired any in process research and development or other intangible assets.  Refer to FASB ASC 805-20-55.

FASB ASC 805-20-25-10 requires the recording of an intangible asset that is identifiable if it meets the separability criterion or the contractual-legal criterion.  Management reviewed RMDDx’s activity and operations noting there are no identifiable intangibles, including in process research and development, in accordance with 805-20-55.
*******

In addition, on behalf of the Company, the undersigned acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing responses. Should you have any questions concerning the foregoing responses, please contact the undersigned.

Very truly yours,

ARRHYTHMIA RESEARCH TECHNOLOGY, INC.

By: /s/ David A. Garrison
        David A. Garrison, Chief Financial Officer

Cc:  Donald H. LaLiberte, CPA
 Kathleen L. Cerveny, Esq.